Exhibit 99.1

Safe-T Group Issues Shareholder Letter

HERZLIYA, Israel - February 18, 2021 — Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions and intelligent data collection, has issued a letter to shareholders from its Chief Executive Officer, Shachar Daniel.

Dear Shareholders,

Earlier this week, we announced a $9.75 million registered direct offering to significantly strengthen our balance sheet and provide us with sufficient working capital to support our growth. Furthermore, certain of our warrants were exercised over the last week, resulting in additional proceeds to us in excess of $3 million.

At the beginning of 2020, we set two main goals for the company to achieve. The first was to continue our organic growth with our highly scalable business model and the market adoption of our innovative products. Our second goal was to induce growth by identifying opportunities and by acquisitions. During 2020, we completed a successful acquisition of one company.

Upon the closing of our most recent equity offering, we expect to have approximately $23 million in cash to support our M&A strategy and expand our business with synergetic and highly scalable business model companies, with high gross margins and/or advanced innovative technologies for long-term sustainable value.

On a personal note, our current financial position is the strongest it has been since the company was founded and I believe that future opportunities are plentiful. I am highly confident that the new capital will accelerate our revenue trajectory and will allow us to continue investing in people and technology while also positioning us to expand our reach in 2021.

We announced early this year that we expect to report revenues for the year ended December 31, 2020 in the range of $4.85 million to $4.95 million, an increase in the range of 48% to 51%, respectively, compared to $3.28 million during 2019. We began 2021 excited to continue our momentum and presence, strengthening collaboration with our distribution partners with virtual events and attending several investor and cybersecurity conferences. We launched a new breakthrough product in early February, a new residential network for the multibillion-dollar sneaker resale market. It utilizes the unique and advanced network capabilities of Safe-T’s business Internet Protocol (IP) proxy platform and its consumer IP proxy solutions.

As 2020 was a milestone year for our team and shareholders, our mission has always been to be the leading provider of IP proxy (intelligent data collection) and cybersecurity solutions, rapidly penetrating the $10+ billion cybersecurity market, and we plan to continue to invest in this vision.

On behalf of the entire team at Safe-T Group, we look forward to sharing our future successes with all of you.

Sincerely,

Shachar Daniel, Chief Executive Officer

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions and intelligent data collection.

Our cloud and on-premises solutions mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

The wide range of access solutions, empowered by our patented reverse-access technology and proprietary routing technology, reduce organizations’ attack surface, improve their ability to defend against modern cyberthreats and enable them smooth digital transformation and to safely migrate to the cloud.

We also offer intelligent data collection cloud service, based on our world’s fastest and most advanced & secured business proxy network which enables clients to collect accurate, transparent & sensitive data from public online sources.

Safe-T’s solutions on AWS Marketplace are available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this letter when it discusses preliminary unaudited estimates of revenues for the year ended December 31, 2020, its M&A strategy and potential expansion of its business, its ability to create long-term sustainable value, its future opportunities, acceleration of its revenue trajectory, its continued investing in people and technology, expansion of its reach in 2021, its ability to continue its momentum and presence and strengthen collaborations and its ability to penetrate the cybersecurity market. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

The above information includes a preliminary estimate with respect to Safe-T’s revenues for the year ended December 31, 2020, based on currently available information. Safe-T is providing a range, rather than a specific amount, for this preliminary estimate primarily because the financial close process and review are not yet complete and, as a result, Safe-T’s final results upon completion of its closing process and review may vary from the preliminary estimate.

INVESTOR RELATIONS CONTACTS:

Chris Tyson
Executive Vice President
MZ Group - MZ North America
949-491-8235
SFET@mzgroup.us

www.mzgroup.us

Gary Guyton
MZ Group - MZ North America
469-778-7844
SFET@mzgroup.us

www.mzgroup.us

Michal Efraty

+972-(0)52-3044404

michal@efraty.com

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